UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934*

Tesco Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

88157K101

(CUSIP Number)

Mark A. McCall
c/o Lime Rock Management LP
274 Riverside Avenue
Westport, CT 06680
203-293-2750

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 88157K101
1		NAMES OF REPORTING PERSONS LRP V Luxembourg Holdings S.à r.l.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,241,617 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,241,617 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,617 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 88157K101
1		NAMES OF REPORTING PERSONS Lime Rock Partners V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,241,617 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,241,617 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,617 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

SCHEDULE 13D

CUSIP No. 88157K101
1		NAMES OF REPORTING PERSONS Lime Rock Partners GP V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,241,617 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,241,617 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,617 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

SCHEDULE 13D

CUSIP No. 88157K101
1		NAMES OF REPORTING PERSONS LRP GP V, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,241,617 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,241,617 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,617 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Introductory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D filed on July 17, 2009 (the “Original 13D”), Amendment No. 1 filed on September 1, 2009 (“Amendment No. 1”), Amendment No. 2 filed on September 8, 2009, (“Amendment No. 2”), Amendment No. 3 filed on January 19, 2010 (“Amendment No. 3”) Amendment No. 4 filed on November 22, 2013 (“Amendment No. 4”) and Amendment No. 5 filed on March 12, 2014 (“Amendment No. 5,” and together with Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1, the Original 13D and this Amendment No. 6, the “Schedule 13D”).  This Amendment No. 6 relates to the Common Shares (the “Shares”) of Tesco Corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meaning given to them in the Original 13D.

Item 4.                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 9, 2014, LRP V sold 1,066,182 shares pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), at price of $21.25 per share.

Item 5.                 Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are hereby amended and restated in their entirety as follows:

(a)           The percentages used herein are calculated based upon the 40,105,423 Shares that were outstanding as of April 30, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014. The number of Shares that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Amendment No. 6, are based on the number of Shares owned by the Reporting Persons as of June 9, 2014.

Due to their respective relationships with each other, as of June 9, 2014, (i) each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,241,617 Shares, representing approximately 8.08% of the outstanding class of Shares and (ii) Mr. Reynolds may be deemed to directly beneficially own, in the aggregate, 33,531 Shares, representing less than 1% of the outstanding class of Shares.

(b)           Each of LRP, GP LP and GP Inc. may be deemed to share with LRP V the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,241,617 Shares LRP V may be deemed to beneficially own as of June 9, 2014. Mr. Reynolds has the sole power to vote and dispose of the Shares owned by him. Neither the filing of the Schedule 13D nor any of its respective contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose.

(c)           On June 9, 2014, LRP V sold 1,066,182 shares pursuant to Rule 144 of the Securities Act at price of $21.25 per share.  There were no other transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members during the last sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014	LRP V LUXEMBOURG HOLDINGS S.À R.L.

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

Dated: June 11, 2014	LIME ROCK PARTNERS V, L.P.

By: Lime Rock Partners GP V, L.P., its general partner

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

Dated: June 11, 2014	LIME ROCK PARTNERS GP V, L.P.

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

Dated: June 11, 2014	LRP GP V, INC.

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director